UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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RECD S.E.C.
JUN 27 2002
1086

02045604

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Chase Mortgage Finance Corporation
Exact name of registrant as specified in charter

0000830379
Registrant CIK Number

Current Report of Form 8-K (June 5, 2002)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-76801
SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edison, State of New Jersey, 2002.

Chase Mortgage Finance Corporation
(Registrant)

By: [signature]
(Name and Title)
Eileen Lindblom
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 19____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

SEC 2082 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS TO FORM SE

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.

2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

C. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601 of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

|A|

CHASE_2002-A1 -- SNR_21

Balance	$472,593,918.62	Delay	24
Coupon	6.22193784	Dated	06/01/2002
Settle	06/28/2002	First Payment	07/25/2002

Price	12 CPR, Call (Y)	18 CPR, Call (Y)	20 CPR, Call (Y)	25 CPR, Call (Y)	35 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-28	5.6541	5.5343	5.4904	5.3710	5.0403	4.8416	4.3844
101-29	5.6454	5.5240	5.4795	5.3585	5.0234	4.8221	4.3589
101-30	5.6367	5.5137	5.4687	5.3461	5.0066	4.8026	4.3333
101-31	5.6280	5.5035	5.4578	5.3336	4.9897	4.7832	4.3078
102-00	5.6194	5.4932	5.4470	5.3212	4.9729	4.7637	4.2822
102-01	5.6107	5.4829	5.4361	5.3088	4.9561	4.7443	4.2567
102-02	5.6020	5.4726	5.4253	5.2964	4.9393	4.7248	4.2312
102-03	5.5933	5.4624	5.4144	5.2839	4.9225	4.7054	4.2058
102-04	5.5846	5.4521	5.4036	5.2715	4.9057	4.6860	4.1803
102-05	5.5760	5.4419	5.3928	5.2591	4.8890	4.6666	4.1548
102-06	5.5673	5.4316	5.3819	5.2468	4.8722	4.6472	4.1294
102-07	5.5587	5.4214	5.3711	5.2344	4.8555	4.6278	4.1040
102-08	5.5500	5.4112	5.3603	5.2220	4.8387	4.6084	4.0786
WAL	4.20	3.49	3.28	2.83	2.01	1.72	1.28
Mod Durn	3.512	2.970	2.811	2.455	1.815	1.569	1.196
Mod Convexity	0.190	0.149	0.137	0.111	0.064	0.049	0.029
Principal Window	Jul02 - Dec08	Jul02 - Dec08	Jul02 - Dec08	Jul02 - Dec08	Jul02 - Aug07	Jul02 - Nov06	Jul02 - Sep05
Maturity #mos	78	78	78	78	62	53	39
CMT_1YR	2.32	2.32	2.32	2.32	2.32	2.32	2.32

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.76	1.91	3.14	4.32	5.043	5.65

|||| Blake / CALPERS 6/5/02

A2ACT_COLLAT_2GR -- SNR_21

|A|

Balance	$472,593,918.62	Delay	24
Coupon	6.22193784	Dated	06/01/2002
Settle	06/28/2002	First Payment	07/25/2002

Price	12 CPR, Call (Y)	18 CPR, Call (Y)	20 CPR, Call (Y)	25 CPR, Call (Y)	40 CPR, Call (Y)	60 CPR, Call (Y)
	Yield	Yield	Yield	Yield	Yield	Yield
101-27	5.6628	5.5446	5.5013	5.3834	4.8611	3.8771
101-28	5.6541	5.5343	5.4904	5.3710	4.8416	3.8444
101-29	5.6454	5.5240	5.4795	5.3585	4.8221	3.8116
101-30	5.6367	5.5137	5.4687	5.3461	4.8026	3.7789
101-31	5.6280	5.5035	5.4578	5.3336	4.7832	3.7462
102-00	5.6194	5.4932	5.4470	5.3212	4.7637	3.7136
102-01	**5.6107**	**5.4829**	**5.4361**	**5.3088**	**4.7443**	**3.6809**
102-02	5.6020	5.4726	5.4253	5.2964	4.7248	3.6483
102-03	5.5933	5.4624	5.4144	5.2839	4.7054	3.6157
102-04	5.5846	5.4521	5.4036	5.2715	4.6860	3.5831
102-05	5.5760	5.4419	5.3928	5.2591	4.6666	3.5506
102-06	5.5673	5.4316	5.3819	5.2468	4.6472	3.5180
102-07	5.5587	5.4214	5.3711	5.2344	4.6278	3.4855
WAL	**4.20**	**3.49**	**3.28**	**2.83**	**1.72**	**0.98**
Mod Durn	**3.511**	**2.970**	**2.811**	**2.454**	**1.568**	**0.934**
Mod Convexity	***0.190***	**0.149**	**0.137**	***0.111***	***0.049***	**0.019**
Principal Window	**Jul02 - Dec08**	**Jul02 - Dec08**	**Jul02 - Dec08**	**Jul02 - Dec08**	**Jul02 - Nov06**	**Jul02 - Dec04**
Maturity #mos	**78**	**78**	**78**	**78**	**53**	**30**
CMT_1YR	**2.32**	**2.32**	**2.32**	**2.32**	**2.32**	**2.32**

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.76	1.91	3.15	4.34	5.045	5.63

CHASE_2002-A1 -- SNR_21

TT 6/6

1A2

Balance	$472,593,918.62	Delay	24
Coupon	6.00000000	Dated	06/01/2002
Settle	06/28/2002	First Payment	07/25/2002

Price	20 CPR, Call (Y)	25 CPR, Call (Y)	25 CPR, Call (Y)	30 CPR, Call (Y)	40 CPR, Call (Y)	45 CPR, Call (Y)	50 CPR, Call (Y)	60 CPR, Call (Y)
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-11+	5.4519	5.3598	5.3598	5.2480	4.9511	4.7809	4.5980	4.1807
101-13+	5.4301	5.3348	5.3348	5.2191	4.9119	4.7358	4.5465	4.1147
101-15+	5.4083	5.3098	5.3098	5.1903	4.8727	4.6907	4.4951	4.0488
101-17+	5.3865	5.2848	5.2848	5.1615	4.8336	4.6456	4.4437	3.9830
101-19+	5.3648	5.2599	5.2599	5.1327	4.7945	4.6007	4.3924	3.9172
101-21+	5.3431	5.2350	5.2350	5.1039	4.7554	4.5557	4.3411	3.8516
101-23+	5.3214	5.2102	5.2102	5.0752	4.7165	4.5109	4.2899	3.7860
101-25+	5.2997	5.1853	5.1853	5.0465	4.6775	4.4660	4.2388	3.7205
101-27+	5.2781	5.1605	5.1605	5.0179	4.6386	4.4213	4.1877	3.6551
101-29+	5.2565	5.1357	5.1357	4.9893	4.5998	4.3766	4.1367	3.5898
101-31+	5.2349	5.1110	5.1110	4.9607	4.5610	4.3319	4.0858	3.5246
102-01+	5.2133	5.0863	5.0863	4.9321	4.5222	4.2873	4.0349	3.4595
102-03+	5.1917	5.0616	5.0616	4.9036	4.4835	4.2428	3.9841	3.3944
WAL	3.28	2.83	2.83	2.41	1.72	1.47	1.28	0.98
Mod Durn	2.821	2.461	2.461	2.131	1.570	1.364	1.196	0.933
Mod Convexity	0.138	0.111	0.111	0.087	0.049	0.037	0.029	0.019
Principal Window	Jul02 - Dec08	Jul02 - Dec08	Jul02 - Dec08	Jul02 - Aug08	Jul02 - Nov06	Jul02 - Mar06	Jul02 - Sep05	Jul02 - Dec04
CMT_1YR	2.32	2.32	2.32	2.32	2.32	2.32	2.32	2.32

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.76	1.91	3.14	4.32	5.043	5.65

415-954-3291

DV 6/6

TRADE TA

CHASE_2002-A1 -- SNR_21

Balance	$472,593,918.62	Delay	24
Coupon	6.00000000	Dated	06/01/2002
Settle	06/28/2002	First Payment	07/25/2002

Price	20 CPR, Call (Y)	25 CPR, Call (Y)	30 CPR, Call (Y)	40 CPR, Call (Y)	45 CPR, Call (Y)	50 CPR, Call (Y)	60 CPR, Call (Y)
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-17	5.3920	5.2911	5.1687	4.8433	4.6569	4.4565	3.9994
101-18	5.3811	5.2786	5.1543	4.8238	4.6344	4.4308	3.9665
101-19	5.3702	5.2662	5.1399	4.8043	4.6119	4.4052	3.9337
101-20	5.3594	5.2537	5.1255	4.7847	4.5894	4.3795	3.9008
101-21	5.3485	5.2413	5.1111	4.7652	4.5670	4.3539	3.8680
101-22	5.3377	5.2288	5.0967	4.7457	4.5445	4.3283	3.8352
101-23	5.3268	5.2164	5.0824	4.7262	4.5221	4.3027	3.8024
101-24	5.3160	5.2040	5.0680	4.7067	4.4996	4.2771	3.7696
101-25	5.3051	5.1915	5.0537	4.6872	4.4772	4.2516	3.7369
101-26	5.2943	5.1791	5.0394	4.6678	4.4548	4.2260	3.7042
101-27	5.2835	5.1667	5.0250	4.6483	4.4325	4.2005	3.6715
101-28	5.2727	5.1543	5.0107	4.6289	4.4101	4.1750	3.6388
101-29	5.2619	5.1419	4.9964	4.6095	4.3877	4.1495	3.6061
WAL	3.28	2.83	2.41	1.72	1.47	1.28	0.98
Mod Durn	2.821	2.461	2.131	1.569	1.364	1.195	0.933
Mod Convexity	0.138	0.111	0.087	0.049	0.037	0.029	0.019
Principal Window	Jul02 - Dec08	Jul02 - Dec08	Jul02 - Aug08	Jul02 - Nov06	Jul02 - Mar06	Jul02 - Sep05	Jul02 - Dec04
Maturity #mos	78	78	74	53	45	39	30
CMT_1YR	2.32	2.32	2.32	2.32	2.32	2.32	2.32

Yield Curve

Mat	3MO	6MO	2YR	5YR	10YR	30YR
Yld	1.76	1.91	3.14	4.32	5.043	5.65

415-315-5292

T.T. . LINDSAY
. BLAKE

2A1

CHASE_2002-A1 -- SNR1

Balance	$37,521,837.28	Delay	24
Coupon	6.19464730	Dated	06/01/2002
Settle	06/28/2002	First Payment	07/25/2002

2A1

Price	15 CPR, Call (Y)	20 CPR, Call (Y)	25 CPR, Call (Y)	30 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
	Yield	Yield	Yield	Yield	Yield	Yield
101-24	5.5668	5.4725	5.3652	5.2436	4.8925	4.4611
101-26	5.5473	5.4502	5.3398	5.2147	4.8534	4.4098
101-28	5.5278	5.4280	5.3144	5.1858	4.8144	4.3587
101-30	5.5083	5.4057	5.2891	5.1570	4.7754	4.3075
102-00	5.4888	5.3835	5.2637	5.1281	4.7364	4.2565
102-02	5.4694	5.3613	5.2384	5.0994	4.6975	4.2055
102-04	**5.4499**	**5.3391**	**5.2132**	**5.0706**	**4.6587**	**4.1546**
102-06	5.4305	5.3169	5.1879	5.0419	4.6199	4.1037
102-08	5.4111	5.2948	5.1627	5.0132	4.5811	4.0529
102-10	5.3917	5.2727	5.1375	4.9846	4.5424	4.0022
102-12	5.3723	5.2506	5.1123	4.9560	4.5037	3.9515
102-14	5.3530	5.2285	5.0872	4.9274	4.4651	3.9009
102-16	5.3337	5.2065	5.0621	4.8988	4.4265	3.8504
WAL	**3.69**	**3.19**	**2.76**	**2.40**	**1.71**	**1.28**
Mod Durn	**3.135**	**2.748**	**2.412**	**2.121**	**1.569**	**1.197**
Mod Convexity	**0.157**	**0.129**	**0.106**	**0.086**	**0.049**	**0.029**
Principal Window	**Jul02 - Jul08**	**Jul02 - Jul08**	**Jul02 - Jul08**	**Jul02 - Jul08**	**Jul02 - Nov06**	**Jul02 - Sep05**
Maturity #mos	**73**	**73**	**73**	**73**	**53**	**39**
CMT_1YR	**2.32**	**2.32**	**2.32**	**2.32**	**2.32**	**2.32**

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.74	1.86	3.035	4.239	4.96	5.53

617-310-0313
415-315-5242

Mezz 1A3

CHASE_2002-A1 -- SNR_MEZ

Balance	$15,008,900.08	Delay	24
Coupon	6.22108230	Dated	06/01/2002
Settle	06/28/2002	First Payment	07/25/2002

Price	15 CPR, Call (Y)	20 CPR, Call (Y)	25 CPR, Call (Y)	30 CPR, Call (Y)	40 CPR, Call (Y)	50 CPR, Call (Y)
	Yield	Yield	Yield	Yield	Yield	Yield
101-21+	5.6536	5.5576	5.4492	5.3190	4.9678	4.5512
101-23+	5.6346	5.5358	5.4242	5.2902	4.9287	4.4999
101-25+	5.6156	5.5140	5.3992	5.2614	4.8896	4.4487
101-27+	5.5966	5.4923	5.3743	5.2326	4.8506	4.3975
101-29+	5.5777	5.4705	5.3494	5.2038	4.8116	4.3464
101-31+	5.5588	5.4488	5.3245	5.1751	4.7726	4.2953
102-01+	**5.5399**	**5.4271**	**5.2996**	**5.1464**	**4.7337**	**4.2443**
102-03+	5.5210	5.4054	5.2748	5.1178	4.6949	4.1934
102-05+	5.5021	5.3838	5.2500	5.0892	4.6561	4.1425
102-07+	5.4833	5.3621	5.2253	5.0606	4.6173	4.0917
102-09+	5.4645	5.3405	5.2005	5.0320	4.5786	4.0410
102-11+	5.4457	5.3189	5.1758	5.0035	4.5400	3.9903
102-13+	5.4269	5.2974	5.1511	4.9750	4.5014	3.9397
WAL	3.82	3.28	2.83	2.41	1.72	1.28
Mod Durn	3.227	2.811	2.454	2.127	1.568	1.196
Mod Convexity	0.168	0.137	0.111	0.087	0.049	0.029
Principal Window	Jul02 - Dec08	Jul02 - Dec08	Jul02 - Dec08	Jul02 - Aug08	Jul02 - Nov06	Jul02 - Sep05
Maturity #mos	78	78	78	74	53	39
CMT_1YR	2.32	2.32	2.32	2.32	2.32	2.32

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.74	1.86	2.902	4.098	4.831	5.449

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 5, 2002

Chase Mortgage Finance Corporation
(Exact name of registrant as specified in its charter)

Delaware	333-76801	52-1495132
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

343 Thornall Street, Edison, New Jersey	08837
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (732) 205-0600

Not applicable
(Former name or former address, if changed since last report.)

ITEM 5. Other Events

Attached as an exhibit are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) prepared by J.P. Morgan Securities Inc. which are hereby filed pursuant to such letter.

ITEM 7. Financial Statements and Exhibits

(c) Exhibits

Item 601(a) of Regulation S-K Exhibit No.	Description
(99)	Computational Materials prepared by J.P. Morgan Securities Inc. in connection with Chase Mortgage Finance Corporation, Multi-Class Mortgage Pass-Through Certificates, Series 2002-A1.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHASE MORTGAGE FINANCE CORPORATION

June 26, 2002

By: Eileen Lindblom
Vice President

INDEX TO EXHIBITS

Exhibit No.	Description	Paper (P) or Electronic (E)
(99)	Computational Materials prepared by J.P. Morgan Securities Inc. in connection with Chase Mortgage Finance Corporation, Multi-Class Mortgage Pass-Through Certificates, Series 2002-A1.	(P)